EXHIBIT 99.1

Statement of total voting rights and shares forming the company’s share capital as October 20, 2025

 Article R. 22-10-23 of the French Commercial Code
 Market : Euronext Paris
ISIN code / Mnemo : FR0013233012 / IVA
Web site : www.inventivapharma.com

Date	Number of Shares Outstanding	Total voting rights, gross (1)	Total voting rights, net (2)
October 20th, 2025	145 951 274	158 653 570	158 594 019

(1)   The total number of gross (or “theoretical”) voting rights is used as the basis for calculating threshold crossings. In accordance with Article 223-11 of the AMF General Regulations, this number is calculated on the basis of all shares to which voting rights are attached, including those for which voting rights have been suspended.

(2)   The total number of net (or “exercisable at a Shareholders’ Meeting”) voting rights is calculated without taking into account shares for which voting rights have been suspended, i.e. treasury shares (including shares purchased under the liquidity contract). It is released in order to ensure that the public is properly informed.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). https://inventivapharma.com/

Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	ICR Healthcare Media Relations Alexis Feinberg inventivapr@icrhealthcare.com +1 203 939 2225	ICR Healthcare Investor relations Patricia L. Bank patti.bank@icrhealthcare.com +1 415 513 1284

Attachment

  Inventiva - PR - number of shares and voting rights as at October 20 2025 - EN- 11 06 2025 (https://ml-eu.globenewswire.com/Resource/Download/b05f77e6-f12a-4196-a963-932e47faada2)